Exhibit 21.1

List of Subsidiaries

Subsidiary	Place of Incorporation
m-FINANCE Limited	Hong Kong
m-FINANCE Trading Technologies Ltd.	Hong Kong
Omegatraders Systems Limited	Hong Kong